(d)(7)
Second Amendment
to
the Sub-Advisory Agreement
          This Second Amendment (the “ Second Amendment”) to the Subadvisory Agreement, dated October 30, 2000 (the “Sub-Advisory Agreement”), as amended May 18, 2006 (“First Amendment”), by and among Burnham Investors Trust (the “Trust”), on behalf of the Burnham U.S. Government Money Market Fund (the “Fund”), Burnham Asset Management Corp. (the “Adviser”) and Reich & Tang Asset Management, LLC (formerly Reich & Tang Asset Management, L.P.) (the “Sub-Adviser”) is entered into as of the 24th day of March, 2010. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Sub-Advisory Agreement.
1.	Schedule I to the Advisory Agreement, as amended by the First Amendment, be and hereby is amended by adding the following terms immediately under the chart appearing in Paragraph 1 of Schedule I:

Effective for monthly periods beginning after March 31, 2010, for any month in which the average monthly Federal Funds Effective Rate (as determined by reference to Bloomberg “FEDL” screen) is less than 100 basis points on an annualized basis, the Adviser shall pay the Sub-Adviser a fee no greater than $8,333.33. The cumulative difference between the amount actually paid to the Sub-Adviser and the fee otherwise due pursuant to the fee schedule appearing above (“Cumulative Deferred Fee”) shall accrue to the Sub-Adviser, and the greater of (1) $5,000 or (2) one twelfth of the Cumulative Deferred Fee shall be payable to the Sub-Adviser in accordance with the terms of the Agreement for each month in which the average Federal Funds Effective Rate is equal to or exceeds 100 basis points on an annualized basis, until the full amount of the Cumulative Deferred Fee has been paid to the Sub-Adviser. The payment to the Sub-Adviser of any part of a Cumulative Deferred Fee will be in addition to the monthly fee otherwise due to the Sub-Adviser pursuant to this paragraph or the fee schedule above. When determining the amount of a Cumulative Deferred Fee due to the Sub-Adviser in any month, the amount payable shall be calculated such that the total Cumulative Deferred Fee, unadjusted for any prior payments of Cumulative Deferred Fees made by the Adviser to the Sub-Adviser until paid in full, would be paid to the Sub-Adviser in twelve equal payments.

If the average monthly Federal Funds Effective Rate fluctuates above and below 100 basis points on an annualized basis during the repayment period of an existing Cumulative Deferred Fee, any additional fees deferred by the Sub-Adviser during any given month shall be added to the existing Cumulative Deferred Fee.

(d)(7)
In the event that the Fund takes a course of action that impacts the continued existence of the Fund, including a merger transaction other than a merger with an investment company sponsored by the Sub-Adviser, the remaining balance of the Cumulative Deferred Fee will immediately become due and payable by the Adviser to the Sub-Adviser.

2.	Effect of Amendment. Other than as expressly set forth in this Second Amendment and the First Amendment, the Sub-Advisory Agreement remains in full force and effect in accordance with its terms.
[Remainder of page intentionally left blank]

(d)(7)
          IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date first above written.

THE ADVISER: BURNHAM ASSET MANAGEMENT CORP.

By:	/s/ Jon M. Burnham

Name:	Jon M. Burnham
Title:	Chairman & CEO

THE TRUST ON BEHALF OF THE FUND: BURNHAM INVESTORS TRUST

By:	/s/ Michael E. Barna

Name:	Michael E. Barna
Title:	EVP/CFO

THE SUB-ADVISER: REICH & TANG ASSET MANAGEMENT, LP.

By:	/s/ Richard DeSanctis

Name:	Richard DeSanctis
Title:	Executive VP + Chief Operating Officer